Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada Tel 416.865.0040 Fax 416.865.7380
www.torys.com

April 29, 2015

RE:	Avalon Rare Metals Inc. (the “Corporation”)
Prospectus Supplement dated April 29, 2015 (the “Supplement”)

We refer to the Supplement, to the base prospectus forming part of the registration statement on Form F-10 (File No. 333-190771) (the “Registration Statement”), filed with the SEC on April 29, 2015, in accordance with General Instruction II.L. of Form F-10, relating to the issue and sale of units, consisting of one common share and one half of one common share purchase warrant, and flow-through shares.

We, as counsel to the Corporation, hereby consent to the use of and reference to our firm opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” and to the reference to our firm name under the heading “Legal Matters” in the Supplement and to the incorporation by reference of this consent into the Registration Statement.

In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required by the Securities Act of 1933, or the rules and regulations promulgated thereunder.

Yours truly,

“Torys LLP”